UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

EverQuote, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

30041R108

(CUSIP Number)

Link Ventures LLLP

One Kendall Square

Suite B2106

Cambridge, MA 02139

Attn: Dominic Lloyd

(781) 228-5674

With copy to:

John C. Partigan

Nixon Peabody LLP

799 9th Street NW, Suite 500

Washington, DC 20001

(202) 585-8000

((Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 30041R108

1	Name of Reporting Person David B. Blundin
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 886,856 shares
	8	Shared Voting Power* 9,343,096 shares
	9	Sole Dispositive Power 886,856 shares
	10	Shared Dispositive Power* 9,343,096 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 10,229,952 shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)* 34.6%
14	Type of Reporting Person (See Instructions) IN

*	Reflects Class B Common Stock on an as-converted to Class A Common Stock basis.

CUSIP No. 30041R108

1	Name of Reporting Person Link Ventures Investment Vehicle II, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power* 5,074,766 shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power* 5,074,766 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 5,074,766 shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)* 17.2%
14	Type of Reporting Person (See Instructions) CO

*	Reflects Class B Common Stock on an as-converted to Class A Common Stock basis.

CUSIP No. 30041R108

1	Name of Reporting Person Link Ventures LLLP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power* 2,726,136 shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power* 2,726,136 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 2,726,136 shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)* 9.2%
14	Type of Reporting Person (See Instructions) PN

*	Reflects Class B Common Stock on an as-converted to Class A Common Stock basis.

CUSIP No. 30041R108

1	Name of Reporting Person Link Management LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power* 2,726,136 shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power* 2,726,136 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 2,726,136 shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)* 9.2%
14	Type of Reporting Person (See Instructions) CO

*	Reflects Class B Common Stock on an as-converted to Class A Common Stock basis.

CUSIP No. 30041R108

1	Name of Reporting Person Cogo Fund 2020, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 454,920 shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 454,920 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 454,920 shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.5%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 30041R108

1	Name of Reporting Person Cogo Labs, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 454,920 shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 454,920 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 454,920 shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.5%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 30041R108

1	Name of Reporting Person Link Equity Partners, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 454,920 shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 454,920 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 454,920 shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.5%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 30041R108

1	Name of Reporting Person Estate of Seth Birnbaum
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power* 385,027 shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power* 385,027 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 385,027 shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)* 1.3%
14	Type of Reporting Person (See Instructions) OO

*	Reflects Class B Common Stock on an as-converted to Class A Common Stock basis.

CUSIP No. 30041R108

1	Name of Reporting Person Tomas Revesz, Jr.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power* 702,147 shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power* 702,147 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 702,147 shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)* 2.4%
14	Type of Reporting Person (See Instructions) IN

*	Reflects Class B Common Stock on an as-converted to Class A Common Stock basis.

Item 1.	Security and Issuer.

The title and class of equity securities to which this Schedule 13D (this “Schedule”) relates is the Class A Common Stock, $0.001 par value per share (the “Class A Common Stock”), of EverQuote, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 210 Broadway, Cambridge, MA 02139.

Item 2.	Identity and Background.

(a) – (c) This Schedule 13D is filed by the following beneficial owners of Class A Common Stock (each, a “Reporting Person”):

1. David B. Blundin

2. Link Ventures Investment Vehicle II, LLC, a Delaware limited liability company

3. Link Ventures LLLP, a Delaware limited partnership

4. Link Management LLC, a Delaware limited liability company

5. Cogo Fund 2020, LLC, a Delaware limited liability company

6. Cogo Labs, Inc., a Delaware corporation

7. Link Equity Partners, LLC, a Delaware limited liability company

8. Estate of Seth Birnbaum

9. Tomas Revesz, Jr.

The principal business address of each of the Reporting Persons listed above, except for the estate of Mr. Birnbaum and Mr. Revesz is One Kendall Square, Suite B2106, Cambridge, MA 02139. The principal business address of the estate of Mr. Birnbaum and Mr. Revesz is 210 Broadway, Cambridge, MA 02139.

The principal occupation of Mr. Blundin is to serve as Chairman of the Board of Directors of the Issuer and of Mr. Revesz is to serve as Chief Architect of the Issuer. Mr. Birnbaum previously served as the President and Chief Executive Officer of the Issuer.

The principal business of (i) each of Link Ventures Investment Vehicle II, LLC, Link Ventures LLLP, Link Equity Partners, LLC, and Cogo Fund 2020, LLC is private investment; (ii) Link Management LLC is to serve as general partner of Link Ventures LLLP; and (iii) Cogo Labs, Inc. is to serve as a technology incubator, data analytics and quantitative marketing company and as the sole manager of Cogo Fund 2020, LLC.

(d) – (e) None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Blundin and Mr. Revesz are both U.S. citizens. Mr. Birnbaum was a U.S. citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds to purchase the securities of the Issuer came from the working capital or personal funds of each Reporting Person, as applicable.

Item 4.	Purpose of Transaction.

Ownership is stated as of January 28, 2022 and the ownership percentages are based upon 23,176,001 shares of Class A common stock, $0.001 par value per share, issued and outstanding and 6,407,678 shares of Class B common stock, $0.001 par value per share, as indicated by the Issuer in its Form 10-Q for the period ended September 30, 2021.

All of the shares that are held of record by the Reporting Persons as reported herein were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional shares of Class A Common Stock, Class B Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of such shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

None of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer.

Please see Items 5, 6, 7, 8, 9 and 11 of each cover sheet for each Reporting Person.

As of January 28, 2022, (i) Mr. Blundin directly owned 886,856 shares of Class A Common Stock, and indirectly owned 100 shares of Class A Common Stock held by his son; (ii) Link Ventures Investment Vehicle II, LLC directly owned 1,464,654 shares of Class A Common Stock and 3,610,112 shares of Class B Common Stock; (iii) Link Ventures LLLP directly owned 779,786 shares of Class A Common Stock and 1,946,350 shares of Class B Common Stock; (iv) Cogo Fund 2020, LLC directly owned 454,920 shares of Class A Common Stock; (v) the estate of Seth Birnbaum directly owned 147,123 shares of Class A Common Stock and 237,904 shares of Class B Common Stock; and (vi) Mr. Revesz directly owned 149,290 shares of Class A Common Stock, 530,000 shares of Class B Common Stock, and 22,857 shares of Class A common stock subject to restricted stock units vesting within 60 days of January 28, 2022.

The Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis at the option of the holder.

Since December 31, 2020, Mr. Blundin purchased shares of Class A Common Stock in the open market on the following dates and at the weighted average prices indicated below:

Date	Shares	Weighted Average Price Per Share
08/31/2021	33,000	$19.02
09/02/2021	15,305	$19.46
11/04/2021	41,000	$13.43
11/05/2021	22,000	$13.29
11/08/2021	47,344	$14.15
11/09/2021	45,000	$14.76
11/10/2021	15,000	$15.01
11/11/2021	30,000	$14.97
11/15/2021	12,673	$15.85
11/16/2021	17,718	$15.69
11/19/2021	20,000	$14.97
11/22/2021	23,000	$14.59
11/23/2021	26,983	$14.19
11/24/2021	11,000	$14.34
12/06/2021	9,000	$12.54
12/06/2021	59,600	$13.36
12/07/2021	80,000	$14.48
12/13/2021	13,792	$14.99
12/14/2021	31,455	$14.95
12/15/2021	66,900	$14.60
12/20/2021	1,200	$14.94
12/29/2021	43,100	$14.81
01/04/2022	34,434	$14.99
01/05/2022	42,189	$14.87
01/06/2022	20,306	$14.97
01/07/2022	8,465	$14.95
01/10/2022	25,732	$14.94
01/21/2022	2,938	$14.90
01/24/2022	52,301	$14.69
01/25/2022	11,905	$14.99
01/28/2022	23,516	$14.99
Total: 886,856

On February 23, 2021, Link Ventures Investment Vehicle II, LLC elected to convert 649,714 shares of Class B Common Stock into 649,714 shares of Class A Common Stock. Shares of Class B Common Stock are convertible into shares of Class A Common Stock of the Issuer on a one-to-one basis at any time at the option of the holder and have no expiration date. Since December 31, 2020, Link Ventures Investment Vehicle II, LLC sold shares of Class A Common Stock in the open market on the following dates and at the weighted average prices indicated below:

Date	Shares	Weighted Average Price Per Share
02/25/2021	104,463	$50.01
02/26/2021	4,577	$50.12
03/01/2021	18,056	$50.13
Total: 127,096

On February 23, 2021, Link Ventures LLLP elected to convert 350,286 shares of Class B Common Stock into 350,286 shares of Class A Common Stock. Shares of Class B Common Stock are convertible into shares of Class A Common Stock of the Issuer on a one-to-one basis at any time at the option of the holder and have no expiration date. Since December 31, 2020, Link Ventures LLLP sold shares of Class A Common Stock in the open market on the following dates and at the weighted average prices indicated below:

Date	Shares	Weighted Average Price Per Share
02/25/2021	35,785	$50.01
02/26/2021	1,568	$50.12
03/01/2021	6,185	$50.13
Total: 43,538

On February 9, 2021, Mr. Revesz acquired 20,000 shares of Class A Common Stock as part of the exercise of a replacement option that was fully vested and exerciseable. On March 3, Mr. Revesz acquired 10,000 shares of Class A Common Stock as part of the exercise of a replacement option that was fully vested and exerciseable. The original option was granted on January 11, 2016 and originally provided for the purchase of up to an aggregate total of 320,000 shares of Class B Common Stock, with the shares underlying the option scheduled to vest over six years in seventy-two equal monthly installments with the first installment vested on December 31, 2015. The aforementioned transactions involved an amendment of the outstanding option, resulting in the deemed cancellation of the original option and the grant of the replacement option with respect to the exercised shares. Since December 31, 2020, Mr. Revesz sold shares of Class A Common Stock pursuant to a Rule 10b5-1 trading plan adopted by Mr. Revesz on August 8, 2019, on the following dates and at the prices per share indicated below:

Date	Shares	Price Per Share
02/09/2021	11,574	$50.45 (weighted average price)
02/09/2021	7,776	$51.35 (weighted average price)
02/12/2021	602	$50.70 (weighted average price)
03/01/2021	1,847	$50.15 (weighted average price)
03/30/2021	10,358	$33.95 (weighted average price)
03/30/2021	3,380	$34.50 (weighted average price)
06/18/2021	10,000	$33.78 (weighted average price)
06/29/2021	10,273	$33.41
07/19/2021	1,101	$29.16
07/19/2021	8,899	$28.62
09/29/2021	10,278	$19.00
12/29/2021	10,278	$14.84
Total: 86,366

(a)	See the information contained on the cover pages of this Schedule 13D, which is incorporated herein by reference.

(b)	See the information contained on the cover pages of this Schedule 13D, which is incorporated herein by reference.

(c)

Other than as disclosed above, there have been no reportable transactions with respect to the shares of the Issuer within the last 60 days by the Reporting Persons other than as described in this Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Link Ventures LLLP, the estate of Mr. Birnbaum, and Mr. Revesz are parties to a Voting Agreement dated as of February 8, 2018 (the “Voting Agreement”). Pursuant to the Voting Agreement, Mr. Blundin holds an irrevocable proxy over the shares of Class A Common Stock and Class B Common Stock held by the estate of Mr. Birnbaum and Mr. Revesz.

Mr. Blundin is a co-founder of the Issuer and has served as Chairman of the Issuer’s Board of Directors since August 2008.

Mr. Birnbaum was a co-founder of the Issuer and previously served as its President and Chief Executive Officer.

Mr. Revesz is a co-founder of the Issuer and has served as its Chief Architect since January 2021. Previously, Mr. Revesz served as its CTO since September 2010.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Voting Agreement, dated February 8, 2018, by and among certain stockholders of the Issuer (incorporated by reference to Exhibit 9.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-225379) filed with the SEC on June 1, 2018).

99.2	Joint Filing Agreement, dated February 8, 2022, by and among David B. Blundin, Link Ventures Investment Vehicle II, LLC, Link Ventures LLLP, Link Management LLC, Cogo Fund 2020, LLC, Cogo Labs, Inc., Link Equity Partners, LLC, the estate of Seth Birnbaum and Tomas Revesz, Jr.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2022

/s/ David B. Blundin
David B. Blundin

Link Ventures Investment Vehicle II, LLC

By:	/s/ David B. Blundin
Name:	David B. Blundin
Title:	Managing Member

Link Ventures LLLP
By:	Link Management LLC, its general partner

	By:	/s/ David B. Blundin
	Name:	David B. Blundin
	Title:	Managing Member

Link Management LLC

By:	/s/ David B. Blundin
Name:	David B. Blundin
Title:	Managing Member

Link Equity Partners, LLC

By:	/s/ David B. Blundin
Name:	David B. Blundin
Title:	Managing Member

Cogo Fund 2020, LLC
By:	Cogo Labs, Inc., its sole manager

	By:	/s/ Robert Fisher
	Name:	Robert Fisher
	Title:	President & Chief Executive Officer

Cogo Labs, Inc.

By:	/s/ Robert Fisher
Name:	Robert Fisher
Title:	President & Chief Executive Officer

/s/ Estate of Seth Birnbaum
Estate of Seth Birnbaum
Meltem Birnbaum, as Executrix

/s/ Tomas Revesz, Jr.
Tomas Revesz, Jr.